

October 28, 2010

John E. Carter
Carter Validus Mission Critical REIT, Inc.
4211 West Boy Scout Blvd.
Suite 500
Tampa, Florida 33607

> **Re: Carter Validus Mission Critical REIT, Inc.
> Sales Literature Provided in Connection with
> Registration Statement on Form S-11
> Provided on October 21, 2010
> File No. 333-165643**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sales Literature – CV REIT Initial Brochure

1.   Please remove the photographs of individual properties from the front cover of the sales brochure. These photographs are not appropriate because Carter Validus Mission Critical REIT, Inc. does not currently own any properties. Also, please revise to limit the number of photographs used in this sales brochure.

2.   There are appears to be a large amount of information disclosed in the sale literature which is not currently disclosed in the prospectus, such as Carter Institutional Clients, information under the heading "Powerful Drivers," the "National Footprint" and the hypothetical portfolio allocation over the past 20 years. This list is not exhaustive. Please either remove such information from the sales literature or add it to the prospectus. Alternatively, please explain to us why you believe such information is not required to be disclosed in the prospectus.

3.   The disclosure in the registration statement states that during any 12-month period, you will not repurchase in excess of 5.0% of number of shares of common stock

outstanding on December 31st of the previous calendar year. The disclosure in the sales literature, however, states that during any 12-month period, you will not repurchase in excess of 9.0% of number of shares of common stock outstanding on December 31st of the previous calendar year. Please advise.

4.   As you do in the prospectus, please disclose that your board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change your share repurchase program upon 30 days' prior notice to your stockholders for any reason it deems appropriate and because you only repurchase shares on a monthly basis, depending upon when during the month the board makes this determination, it is possible that shareholders would not have any additional opportunities to have their shares repurchased under the prior terms of the program, or at all, upon receipt of the notice.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Lauren B. Prevost, Esq.
        Heath D. Linsky, Esq.